Exhibit (a)(1)(E)

FORMS OF CONFIRMATION OF ELECTION TO ACCEPT OFFER

AND CONFIRMATION OF ELECTION NOT TO PARTICIPATE IN OFFER

AUTODESK, INC.

CONFIRMATION OF ELECTION TO ACCEPT OFFER

Autodesk has received your Election Form dated                 , 2007, by which you have elected to have all of your outstanding eligible options amended and to receive cash payments in accordance with the terms of the Offer to Amend.

If you change your mind, you may withdraw your election as to all of your eligible options by completing and submitting a new Election Form via the offer website at http://zelda.autodesk.com. If you are not able to submit your election electronically via the offer website or would prefer to submit a hard copy of your election, you must print, complete and sign the electronic Election Form and fax it to (415) 532-2107, in accordance with the instructions in the Offer to Amend.

Only new Election Forms that are complete, submitted and actually received by Autodesk before 9:00 p.m. Pacific Daylight Time on Friday, June 29, 2007 (unless the offer is otherwise extended) will be accepted. Election forms submitted by e-mail, hand delivery, United States mail (or other post) and Federal Express (or similar delivery service) are not permitted.

If you have questions concerning the submission of your election form, you may submit them via the “Ask Stock Administrator a Question” link on the offer website at http://zelda.autodesk.com.

Our receipt of your Election Form is not by itself an acceptance of your election to amend. For purposes of the offer, we will be deemed to have accepted valid elections with respect to eligible options that have not been properly withdrawn as of the date we give notice to the eligible option holders generally of our acceptance of elections. We may issue this notice of acceptance by email or other methods of communication. Your options with respect to which elections are accepted will be amended on the date that this offer expires (but following the expiration of the offer), which is currently expected to be Friday, June 29, 2007, at 9:00 p.m. Pacific Daylight Time. If the expiration of the offer is extended, the amendment date and time will be similarly extended.

AUTODESK, INC.

CONFIRMATION OF ELECTION NOT TO PARTICIPATE IN OFFER

Our records reflect that you have elected not to participate in the offer or have indicated “I REJECT” on the Election Form dated                 , 2007. As a result and as described in further detail in the Tender Offer documents, which are available at http://zelda.autodesk.com:

1.	Your eligible options will retain their original discounted exercise price; and

2.	You will be required to pay all additional federal, state and foreign taxes, including Section 409A taxes, resulting from the discounted status of your eligible options; and

3.	You will not receive the cash payment that would have been paid to you had you elected to participate in the offer and amend your eligible options to increase the exercise price.

If you change your mind, you may change your election and accept the offer with respect to all of your eligible options by completing and submitting a new Election Form via the offer website at http://zelda.autodesk.com. If you are not able to submit your election electronically via the offer website or would prefer to submit a hard copy of your election, you must print, complete and sign the electronic Election Form and fax it to (415) 532-2107, in accordance with the instructions in the Offer to Amend.

Only new Election Forms that are complete, submitted and actually received by Autodesk before 9:00 p.m. (Pacific Daylight Time), on Friday, June 29, 2007, (unless the offer is otherwise extended) will be accepted. Election Forms submitted by e-mail, hand delivery, United States mail (or other post) and Federal Express (or similar delivery service) are not permitted.

If you have questions concerning the submission of your election form, you may submit them via the “Ask Stock Administrator a Question” link on the offer website at http://zelda.autodesk.com.